SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 March 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

            5 March 2014

LLOYDS BANKING GROUP PLC - ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2013

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

•	Annual Report and Accounts 2013
•	Annual Review 2013

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Annual Report and Accounts 2013 and Annual Review 2013 are available through the 'Financial Performance' page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com

A further announcement will be made for the Notice of 2014 Annual General Meeting and Form of Proxy.

This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2013 (the 'Annual Report'). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2013 Results News Release made on 13 February 2014 contained a condensed set of financial statements, the Group Chief Executive's statement and the Group Finance Director's review.

-END-

For further information:

Corporate Affairs
Matt Smith                                                                                             +44 (0)20 7356 3522
Head of Corporate Media
Email:  matt.smith@lloydsbanking.com

Investor Relations
Douglas Radcliffe                                                                                 +44 (0)20 7356 1571
Head of Operations & Reporting
Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

FORWARD LOOKING STATEMENTS

This annual report contains certain forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Banking Group or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of the Group or its management including in respect of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, without limitation, as a result of the Group's Simplification Programme; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits; changes in customer preferences; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes; natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices; regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies and actions of governmental or regulatory authorities in the UK, the European Union (EU ), the US or elsewhere; the implementation of the draft EU crisis management framework directive and banking reform, following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; market related trends and developments; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and the success of the Group in managing the risks of the foregoing. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors, together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this annual report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this annual report to reflect any change in Lloyds Banking Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such Statement is based.

Appendix 1 - Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on page 42 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

The most significant risks faced by the Group which could impact on the success of delivering against the Group's strategic objectives together with key mitigating actions are outlined below.

Credit risk
As a provider of credit facilities to personal and commercial customers, together with financial institutions and sovereigns, any adverse changes in the economic and market environment we operate in, or the credit quality and/or behaviour of our borrowers and counterparties would reduce the value of our assets and increase our write-downs and allowances for impairment losses, adversely impacting profitability.

Key mitigating actions
•	Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.
•	Clearly defined levels of authority ensure we lend appropriately and responsibly with separation of origination and sanctioning activities.
•	Robust credit processes and controls including well-established committees to ensure distressed and impaired loans are identified, considered and controlled with independent credit risk assurance.

Conduct risk
As a major financial services provider we face significant conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers' complaints effectively; not meeting customers' expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Key mitigating actions
•	Customer focused conduct strategy implemented to ensure customers are at the heart of everything we do.
•	Product approval, review processes and outcome testing supported by conduct management information.
•	Clearer customer accountabilities for colleagues, including rewards with customer-centric metrics.
•	Learn from past mistakes, including root cause analysis.

Market risk
We face a number of key market risks including interest rate risk across the Banking and Insurance businesses. However, our most significant market risk is from the Defined Benefit Pension Schemes where asset and liability movements impact on our capital position.

Key mitigating actions
•	A rates hedging programme is in place to reduce liability risk.
•	Board approved pensions risk appetite covering interest rate, credit spreads and equity risks.
•	Credit assets and alternative assets are being purchased by the pension schemes as equities are sold.
•	Stress and scenario testing.

Operational risk
We face a number of key operational risks including fraud losses and failings in our customer processes. The availability, resilience and security of our core IT systems is the most significant.

Key mitigating actions
•	Continually review IT system architecture to ensure systems are resilient, readily available for our customers and secure from cyber attack.
•	Implement actions from IT resilience review conducted in 2013 to reflect enhanced demands on IT, both in terms of customer and regulator expectations.

Funding and liquidity risk
Our funding and liquidity position is supported by a significant and stable customer deposit base. However, a deterioration in either our or the UK's credit rating or a sudden and significant withdrawal of customer deposits would adversely impact our funding and liquidity position.

Key mitigating actions
•	Hold a large pool of liquid primary assets to meet cash and collateral outflows.
•	Maintain a further large pool of secondary assets which can be used to access Central Bank liquidity facilities.
•	Stress test the Group's liquidity position against a range of scenarios.

Capital risk
Our future capital position is potentially at risk from adverse financial performance and the introduction of higher capital requirements for distinct risks, sectors or as a consequence of a specific UK regulatory requirement. For example in 2013, the PRA introduced significant additional capital requirements on an adjusted basis that major UK banks are required to meet.

Key mitigating actions
•	Close monitoring of actual capital ratios to ensure that we comply with current regulatory capital requirements and are well positioned to meet future requirements.
•	Internal stress testing results to evidence sufficient levels of capital adequacy for the Group under various scenarios.
•	We can accumulate additional capital in a variety of ways including raising equity via a rights issue or debt exchange and by raising tier 1 and tier 2 capital.

Regulatory risk
Due to the nature of the industry we operate in we have to comply with a complex and demanding regulatory change agenda. Regulatory initiatives we have been working on in 2013 include CRD IV, Mortgage Market Review, Dodd-Frank and Foreign Account Tax Compliance Act 2010. The sanctions for failing to comply far outweigh the costs of implementation.

Key mitigating actions
•	The Legal, Regulatory and Mandatory Change Committee ensures we drive forward activity to develop plans for regulatory changes and track progress against those plans.
•	Continued investment in our people, processes and IT systems is enabling us to meet our regulatory commitments.

State aid
HM Treasury currently holds 32.7 per cent of the Group's share capital. We continue to operate without government interference in day-to-day management decisions, however there is a risk that a change in government priorities could result in the current framework agreement being replaced, leading to interference in the operations of the Group. Failure to meet the EU State aid commitments arising from this government support could lead to sanctions.

Key mitigating actions
•	Most EU State aid commitments now met with the divestment of the rebranded (TSB) retail banking business outstanding.
•
Now progressing the divestment of TSB through an Initial Public Offering subject to regulatory and European Commission approval, to ensure best value for our shareholders and certainty for our customers and colleagues.

•	The divested business, rebranded TSB, has operated as a separate business within Lloyds Banking Group since September 2013.

Appendix 2 - Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 303 to 306 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 51: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2013 £m	2012 £m	2011 £m
Compensation
Salaries and other short-term benefits	15	12	12
Post-employment benefits	-	-	-
Share-based payments	21	13	11
Total compensation	36	25	23

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.2 million (2012: £0.1 million; 2011: £0.2 million).

	2013 million	2012 million	2011 million
Share option plans
At 1 January	25	22	6
Granted, including certain adjustments1 (includes entitlements of appointed key management personnel)	5	8	20
Exercised/lapsed (includes entitlements of former key management personnel)	(16)	(5)	(4)
At 31 December	14	25	22

1 2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

	2013 million	2012 million	2011 million
Share plans
At 1 January	70	58	56
Granted, included certain adjustments1 (includes entitlements of appointed key management personnel)	42	45	35
Exercised/lapsed (includes entitlements of former key management personnel)	(7)	(33)	(33)
At 31 December	105	70	58

1 2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2013 £m	2012 £m	2011 £m
Loans
At 1 January	2	3	3
Advanced (includes loans of appointed key management personnel)	2	3	1
Repayments (includes loans of former key management personnel)	(2)	(4)	(1)
At 31 December	2	2	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.5 per cent and 23.9 per cent in 2013 (2012: 2.5 per cent and 29.95 per cent; 2011: 1.09 per cent and 27.5 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2012 and 2011: £nil).

	2013 £m	2012 £m	2011 £m
Deposits
At 1 January	10	6	4
Placed (includes deposits of appointed key management personnel)	29	39	17
Withdrawn (includes deposits of former key management personnel)	(26)	(35)	(15)
At 31 December	13	10	6

Deposits placed by key management personnel attracted interest rates of up to 2.9 per cent (2012: 3.8 per cent; 2011: 5 per cent).

At 31 December 2013, the Group did not provide any guarantees in respect of key management personnel
(2012 and 2011: none).

At 31 December 2013, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with six directors and five connected persons (2012: £1 million with five directors and three connected persons; 2011: £3 million with four directors and three connected persons).

Subsidiaries

Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. At 31 December 2013, HM Treasury held a 32.7 per cent interest in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2013; this percentage holding has reduced from 39.2 per cent at 31 December 2012 following the UK Government's sale of 4,282 million shares on 17 September 2013 and the impact of issues of ordinary shares.

From 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 31 December 2011, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

During the year ended 31 December 2013, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group has participated in the UK Government's National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group's existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers' Association's Business Taskforce Report of October 2010. At 31 December 2013, the Group had invested £64 million (31 December 2012: £50 million) in the Business Growth Fund and carried the investment at a fair value of £52 million (31 December 2012: £44 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £12 million in the Fund by 31 December 2012 and invested a further £11 million during the year ended 31 December 2013.

Funding for Lending
In August 2012, the Group announced its support for the UK Government's Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. At 31 December 2013, the Group had drawn down £8.0 billion under the Funding for Lending Scheme. A further £2.2 billion was drawn in January 2014, which under the Funding for Lending rules counts as funding from the 2013 scheme capacity. This figure includes £0.2 billion drawn by Sainsbury's Bank plc. As a result of the Group's holding in the joint venture, Sainsbury's Bank plc is part of the Group for Funding for Lending purposes for the period to 31 January 2014.

Help to Buy
On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty's Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the Government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. By 31 December 2013, £79 million had been advanced under this scheme.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Sale of certain securitisation notes
During the year ended 31 December 2013, the Group sold at fair value certain securitisation notes to Lloyds Bank Pension Trust (No. 1) Limited for a consideration of approximately £340 million. Following the sale, the Group deconsolidated the relevant securitisation entities recognising a profit of £236 million.

Subsequently, the Group entered into a commercially negotiated agreement with Lloyds Bank Pension Trust (No.1) Limited to jointly sell a portfolio of US Residential Mortgage-Backed Securities with a book value of £3.5 billion. As a result of selling the portfolio together a price premium was achieved compared to selling the notes separately. Under the terms of the agreement the Group and Lloyds Bank Pension Trust (No.1) Limited agreed to share any price premium achieved above an agreed minimum threshold amount. The joint sale resulted in the Group realising a total pre-tax gain of approximately £538 million, of which £99 million related to the premium sharing agreement.

St. James's Place plc
In March 2013 the Group sold 102 million shares in St. James's Place plc; fees totalling some £5 million in relation to the sale were settled by St. James's Place plc.

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2013, customer deposits of £145 million (2012: £129 million) and investment and insurance contract liabilities of £4,728 million (2012: £4,569 million (restated)) related to the Group's pension funds.

Collective investment vehicles
The Group manages 210 (2012: 244) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 145 (2012: 136) are consolidated. The Group invested £2,472 million
(2012: £1,563 million) and redeemed £2,189 million (2012: £1,690 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £3,291 million (2012: £6,479 million) at 31 December. The Group earned fees of £277 million from the unconsolidated collective investment vehicles during 2013 (2012: £325 million).

Joint ventures and associates
The Group provides both administration and processing services to its principal joint venture, Sainsbury's Bank plc. The amounts receivable by the Group during the year were £35 million (2012: £32 million), of which £10 million was outstanding at 31 December 2013 (2012: £16 million). At 31 December 2013, Sainsbury's Bank plc also had balances with the Group that were included in loans and advances to banks of £806 million (2012: £1,299 million) and deposits by banks of £927 million (2012: £1,268 million).

At 31 December 2013 there were loans and advances to customers of £4,448 million (2012: £3,424 million) outstanding and balances within customer deposits of £70 million (2012: £45 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2013, these companies had total assets of approximately £6,913 million (2012: £10,759 million), total liabilities of approximately £7,084 million (2012: £10,956 million) and for the year ended 31 December 2013 had turnover of approximately £6,989 million (2012: £8,169 million) and made a net loss of approximately £16 million (2012: net loss of £488 million). In addition, the Group has provided £3,355 million (2012: £5,146 million) of financing to these companies on which it received £170 million (2012: £208 million) of interest income in the year.

Appendix 3 - Directors' Responsibility Statement

The following statement is extracted from page 77 of the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2013 Results News Release dated 13 February 2014.

Statement of directors' responsibilities
The Directors are responsible for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website www.lloydsbankinggroup.com. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors, who are in office and whose names and functions are listed on pages 70 and 71 of this annual report, confirm that, to the best of his or her knowledge:
-
the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and

-
the management report contained in the strategic report and the directors' report includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy. The Directors have also separately reviewed and approved the new Strategic Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 05 March 2014